UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)
July 24, 2006

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On July 24, 2006 the registrant approved the Boardwalk Pipeline Partners Strategic Long Term Incentive Plan (the "Plan"). The Plan provides for the issuance of up to 500 GP Phantom Units to key executives of the registrant and its subsidiaries. Each GP Phantom Unit entitles the holder thereof, upon vesting, to a lump sum cash payment in an amount determined by a formula based on cash distributions made by the registrant to its general partner during the four quarters preceding the vesting date (the "Formula Value").

The Formula Value of each GP Phantom Unit is the lesser of:

(1) the product of (A) the quotient of (i) the sum of the cash distributions made to the registrant's general partner by the registrant for the four consecutive calendar quarters ending on or immediately preceding the vesting date , divided by (ii) the "current yield" on the registrant's common units on such vesting date, multiplied by (B) .0001 or (2) $50,000. "Current yield" means the quotient of (x) four times the quarterly cash distribution made by the registrant per common unit for the calendar quarter ending on or immediately preceding such vesting date, divided by (y) the Fair Market Value of a Common Unit (as determined under the Plan) on such vesting date.

A copy of the Plan and a Grant of GP Phantom Units form of agreement are filed as Exhibit 10.1 and 10.2, respectively, to this Form 8-K and are incorporated herein by reference.

On July 24, 2006, the registrant made the following awards of GP Phantom Units to its executive officers, each of which vests on the fourth anniversary of the grant date.

Name	Position	GP Phantom Units
Rolf Gafvert	Co-President of Boardwalk GP, LLC*	25
H. Dean Jones II	Co-President of Boardwalk GP, LLC*	15
Jamie L. Buskill	CFO of Boardwalk GP, LLC*	12

* Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the general partner of the registrant.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

   (d) Exhibits:

Exhibit No.	Description
10.1	Boardwalk Pipeline Partners - Strategic Long Term Incentive Plan
10.2	Boardwalk Pipeline Partners Strategic Long-term Incentive Plan – Grant of GP Phantom Units Form of Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

    By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

Dated: July 28, 2006